EXHIBIT 99.5

Empower Clinics Reports Q1 2022 Results

VANCOUVER, B.C.: November 1st, 2022 – EMPOWER CLINICS INC (CSE:CBDT)(OTC:EPWCF) (“Empower” or the “Company”) an integrated healthcare company - serving patients through medical centers, telemedicine platforms, a medical device company, and a high complexity medical diagnostics laboratory – announced today it has filed today its audited consolidated financial statements and related management’s discussion and analysis, both of which are available at www.SEDAR.com. All financial information in this press release is reported in United States dollars, unless otherwise indicated.

“We continued to invest in future growth in Q1 2022. We also endured pandemic related supply chain issues at The Medi-Collective and an operating environment at the Dallas laboratory that we were not satisfied with.” said Steven McAuley, Chairman and CEO of Empower Clinics. “We continue to be impressed with the operating precision of Medisure Canada as it continues to receive government approvals to launch innovative medical devices. In addition, we put forth an incredible team effort in Vancouver to secure accreditation for the cruise ship COVID-19 testing program commencing April 2022. This effort followed an agreement with CERES Terminal to offer services to the cruise ship industry. We also completed the divesture of Sun Valley Health which allows Empower to only and fully focus on our integrated healthcare vision”

Q1 2022 Highlights

•	Total revenues from continuing operations of $1,106,950 for Q1 2022 compared to Q1 2021 revenues of $1,958,802, representing a 43% reduction.
•	Gross margin from continuing operations of 21% for Q1 2022, compared to 62% in Q1 2021, representing a 41% reduction.
•	Net loss from continuing operations of $2,298,925 or $0.01 per share compared to $24,928,263 or $0.08 per share for Q1 2021, which was primarily driven by a non- cash loss on the fair value adjustment related to the Company’s warrants outstanding that were impacted by the significant appreciation of the Company’s share price (a key input in determining the fair value).
•	Cash at March 31, 2022 of $2,518,743, compared to cash of $866,170 at December 31, 2021 as a result of completed financings since year end.
•	Cash used in operating activities of continuing operations was $1,969,588 for Q1 2022, compared to $1,215,767 for Q1 2021.

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Recent Highlights Subsequent to period ended March 31, 2022

•	Closure of two The Medi-Collective clinics: Following an operational review, the Company concluded that the Hamilton and Mississauga clinics did not meet the expansion goals of the Company. The Medi-Collective has six remaining clinic locations.

Financial Summary

$, except where noted	Three months ended March 31,
	2022	2021
Total revenues	1,106,950	1,958,802
Direct clinic expenses	872,079	742,367
Loss from operations	(1,616,188)	(1,104,446)
Net loss from continuing operations	(2,298,925)	(24,928,263)
Adjusted EBITDA loss	(1,239,477)	(547,790)
Net loss per share, continuing operations, basic and diluted	(0.01)	(0.08)

Financial Performance

As part of total revenues, revenues from the Health & Wellness segment for Q1 2022 were $472,221 compared to Q1 2021 revenues of $244,131. This increase over prior year is attributable to the launch of The Medi-Collective and revenues from Canadian clinics.

Diagnostics & Technology revenue includes the sale of MediSure products and COVID-19 testing conducted by Kai Medical Laboratory. Diagnostics & Technology revenue for Q1 2022 were $634,729 with 24% attributable to COVID-19 testing, compared to Q1 2021 revenues of $1,714,671. This decrease over prior year is attributable to the relaxing of COVID-19 health restrictions.

Direct expenses excluding depreciation and amortization for Q1 2022 were $872,079 compared to Q1 2021 direct clinic expenses of $742,367. This increase over prior year is attributable to the ramping up of operations in The Medi-Collective, investment in the launch of Vancouver testing facilities and is primarily driven by salaries and wages.

Loss from operations for Q1 2022 of $1,616,188 compared to Q1 2021 of $1,104,446. This increase in loss from prior year is primarily attributable to the increase in direct expenses and operating expenses, as well as a reduced gross margin resulting from lower margin operations in The Medi-Collective.

Net loss from continuing operations for Q1 2022 were $2,298,925, compared Q1 2021 of

$24,928,263. This decrease over prior year is primarily attributable to the prior year change in fair value of the warrant liability in accordance with IFRS, which resulted from changes in the Company’s share price during that period.

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Adjusted EBITDA is a non-GAAP financial measure that is calculated as income (loss) from continuing operations before depreciation and amortization, interest, accretion, share-based compensation, and gain or loss from changes in fair value of warrant liability. Adjusted EBITDA loss in Q1 2022 was $1,239,475 compared to $547,790 in Q1 2021. Adjusted EBITDA is a metric used by management to monitor the Company’s revenues compared to its cash operating costs in an effort to trend toward improved profitability.

During Q1 2022, the Company used $1,969,588 of cash in the operating activities from continuing operations. The Company generated net cash from investing activities of

$113,342 from the sale of Sun Valley, net of purchases of property and equipment and raised net cash from financing activities of $3,573,057 via proceeds from various issuances of units, convertible debentures, exercise of warrants and stock options, which was partially offset by lease payments and repayments of loans and notes payable.

Please refer to the Company’s consolidated financial statements, related notes and accompanying Management Discussion and Analysis for a full review of the operations.

About Empower

Empower is an integrated healthcare company that provides body and mind wellness for patients through its clinics, with digital and telemedicine care, and world-class medical diagnostics laboratories. Supported by an experienced leadership team, Empower is aggressively growing its clinical and digital presence across North America. Our Health & Wellness and Diagnostics & Technology business units are positioned to positively impact the integrated health of our patients, while simultaneously providing long term value for our shareholders.

ON BEHALF OF THE BOARD OF DIRECTORS:

Steven McAuley

Chief Executive Officer

CONTACTS:

Investors	Tamara Mason	Steven McAuley
	Business Development & Communications	CEO
	1-855-855-9058	1-855-855-9058
	t.mason@empowerclinics.com	s.mcauley@empowerclinics.com

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DISCLAIMER FOR FORWARD-LOOKING STATEMENTS

This news release contains certain “forward-looking statements” or “forward-looking information” (collectively “forward looking statements”) within the meaning of applicable Canadian securities laws. All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this news release. Forward-looking statements can frequently be identified by words such as “plans”, “continues”, “expects”, “projects”,

“intends”, “believes”, “anticipates”, “estimates”, “may”, “will”, “potential”, “proposed” and other similar words, or information that certain events or conditions “may” or “will” occur. Such statements are only projections, are based on assumptions known to management at this time, and are subject to risks and uncertainties that may cause actual results, performance or developments to differ materially from those contained in the forward-looking statements, including: that the Company’s products may not work as expected; that the Company may not be able to expand COVID-19 testing; that legislative changes may have an adverse effect on the Company’s business and product development; that the Company may not be able to obtain adequate financing to pursue its business plan; that the Company will be able to commence and/or complete build-outs and tenants improvements for Canadian clinics or Kai Medical Laboratory expansion during fiscal 2021; that Medisure Canada products will receive Health Canada approvals or that its new products will be sold and distributed to existing or new customers; that general business, economic, competitive, political and social uncertainties; failure to obtain any necessary approvals in connection with the proposed transaction; and other factors beyond the Company’s control. No assurance can be given that any of the events anticipated by the forward-looking statements will occur or, if they do occur, what benefits the Company will obtain from them. Readers are cautioned not to place undue reliance on the forward-looking statements in this release, which are qualified in their entirety by these cautionary statements. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements in this release, whether as a result of new information, future events or otherwise, except as expressly required by applicable laws.

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